Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel + 1 704 348 5100 Fax + 1 704 348 5200 www.cadwalader.com

August 27, 2018

Arthur Sandel
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wells Fargo Commercial Mortgage Securities, Inc. Registration Statement on Form SF-3 (Commission File No. 333-226486)

Dear Mr. Sandel:

Today, Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”) filed with the Securities and Exchange Commission electronically via EDGAR a pre-effective amendment to the above-referenced registration statement (“Amendment No. 1”).

The primary purpose of Amendment No. 1 is to file the form of pooling and servicing agreement, opinion of Cadwalader, Wickersham and Taft LLP and opinion of Sidley Austin LLP as exhibits to the registration statement. The Registrant has also added the below language to the form prospectus included in Amendment No. 1 following the definition of “Mortgaged Property” under the heading “Description of the Mortgage Pool – General”. The Registrant understands that the Staff of the Division of Corporation Finance has previously indicated that this language suggests that loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. The Registrant confirms that if loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR are included in the asset pool, the retaining sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR:

For purposes of this prospectus, a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.

Included with this letter for your convenience are change pages of Amendment No. 1 marked to show changes.

If you require any additional information, please feel free to call me at (704) 348-5309.

Very truly yours,

/s/ David Burkholder

David Burkholder

David S. Burkholder   Tel 704-348-5309   Fax +1 704 348 5200   david.burkholder@cwt.com